News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
21 April 2009

Interim Management Statement
Reed Elsevier Confirms 2009 Trading Outlook

Reed Elsevier today reaffirmed the trading outlook for 2009 set out in the Preliminary Results Statement in February which was as follows:

“2009 is clearly going to be a more difficult year with most of the world’s largest economies currently in recession. The key professional markets served by Elsevier and LexisNexis (which account for over 80% of Reed Elsevier’s adjusted operating profits), whilst not immune to the impact of the economic downturn, are more resilient than most, and these businesses benefit from a strong subscription base and the growing demand for online solutions. In business-to-business markets the demand for advertising and marketing services is much more affected by the tougher economic environment. Our businesses here are expected to show a significant profit decline this year, including the major effect in the exhibitions business of the net cycling out of biennial shows.

With the cost actions being taken, while continuing to invest in new and upgraded online products, Reed Elsevier should see positive adjusted earnings per share growth at constant currencies.”

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier: In Science & Technology, 2009 journal subscription renewals are largely completed and are expected to be close to last year’s record level of 98%. We are seeing continued growth in online research usage and in the demand for online solutions, although increasing pressure on academic budgets is likely to affect discretionary purchases. In Health Sciences, the health professions continue to grow and our products are integral to their training, continuing education and practice. Pharma promotion markets, however, continue to be weak and demand in Asian markets for imported US medical publications is affected by the strength of the US dollar. Whilst 2009 will not be as buoyant as 2008, we expect satisfactory revenue development and further underlying margin improvement driven by our cost efficiency programme.

LexisNexis: Legal and risk markets, whilst more resilient than most, are impacted by the deterioration in economic conditions. With lower law firm activity and corporate and government budgets also under increasing pressure, LexisNexis expects limited underlying revenue growth this year. The ChoicePoint business acquired last year is seeing strong growth in insurance data services and, whilst the screening and other business services are seeing continued cyclical decline, the integration of the business is going well and the expected financial returns are on track. The effects of limited underlying revenue growth and increased investment on overall adjusted operating margin should be offset by the benefits of the restructuring and other actions to improve cost efficiency and the growing profitability of the ChoicePoint business. The increased investment programme is aimed at transforming the productivity of US legal research to provide more powerful contextual solutions for customers and at greater speed, as well as accelerating Martindale-Hubbell’s evolution to a web marketing services provider for law firms.

Reed Exhibitions: Budget pressures on promotional expenditure are leading to reduced exhibition space sales and a decline in paying delegates at certain shows.  Attendances are showing encouraging resilience.  The revenue pressures, together with the net cycling out of biennial shows this year, will result in revenue decline and lower adjusted operated margin against an exceptional year in 2008. Of most significance to date are the reductions in size of events in the property and retail sectors.  The cycling out of biennial shows will particularly affect first half comparisons.

Reed Business Information: Advertising markets are being significantly impacted by the global economic downturn across geographies and sectors. Subscriptions and other user revenues, which now account for over 50% of the business, remain relatively robust. In this difficult environment, the focus in RBI is on right sizing the cost base to match reduced revenue expectations. Adjusted operating margins will be lower, as the impact of the revenue decline can be mitigated only in part by the significant cost savings from restructuring and other cost actions.

The restructuring programmes across Reed Elsevier are progressing well and are on track to deliver the expected cost savings of $205m in 2009 and $350m by 2011. The timing of cost savings versus investment will have more of a positive impact on margin in the second half.

Should current exchange rates prevail, the average sterling exchange rate will have weakened year on year against both the US dollar and the euro whereas the average exchange rate for the euro will have strengthened against sterling but weakened against the US dollar. This would result in a significant positive translation benefit to adjusted earnings per share growth expressed in sterling and a small positive effect on adjusted earnings per share growth expressed in euros.

Reed Elsevier remains in a strong financial position, with excellent cashflow generation. Since the beginning of the year, Reed Elsevier has issued US $2.8 billion of term debt and extended its revolving credit facilities to 2012. The proceeds of the bond issues have been used to pay down the $2.0 billion tranche of the ChoicePoint acquisition facility maturing in 2010 and approximately one third of the $2.2 billion tranche maturing in 2011. Reed Elsevier’s strong free cash flow and available resources are expected to be more than sufficient to repay the amounts outstanding on the 2011 tranche.

The Annual General Meeting of Reed Elsevier PLC will be held in London later today. The Annual General Meeting of Reed Elsevier NV will be held in Amsterdam tomorrow.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; demand for our products and services; competitive factors in the industries in which we operate; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV including with the US Securities and Exchange Commission.

Enquiries

Patrick Kerr (Media)
+44 20 7166 5646

Sybella Stanley (Investors)
+44 20 7166 5630

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.